April 28, 2014

Mr.  Amit Pande
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C 20549

Re:            Pinnacle Financial Partners, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014

Mr. Pande:
We have set forth below our responses to the comments of the Securities and Exchange Commission (the "Commission") staff (the "Staff") in the letter from the Staff dated April 14, 2014, pertaining to the Pinnacle Financial Partners, Inc. ("the Company" or "Pinnacle Financial") Form 10-K for the year ended December 31, 2013 filed on February 25, 2014 ("Form 10-K").  For your convenience, we have listed our responses in the same order as the Staff's comments and have repeated the comments in bold face type prior to our response.
Form 10-K for the Fiscal Year Ended December 31, 2013
Item 1A. Risk Factors
We have a concentration…, page 16
1.
The percentages used do not appear to reconcile with the percentages in the Loan Composition Table on page 35.  Please revise in future filings or advise the staff as to why the percentages appear to be different.

In the risk factor on page 16, we calculated the amount of our owner-occupied commercial real estate portfolio of $679,298 (as disclosed on page 76 of our Form 10-K), as a percentage of the total loan portfolio of $4,144,493, resulting in the following disclosure. "Additionally, approximately 16.4% of our loans at December 31, 2013 are owner-occupied commercial real estate loans, which are loans to non-residential businesses secured by the businesses' real estate."

Below the Loan Composition Table on page 35, we disclose that, "At December 31, 2013, approximately, 49.1% of the outstanding principal balance of our commercial real estate mortgage loans was secured by owner-occupied properties."  The 49.1% was calculated using our owner-occupied commercial real estate loans as a percentage of commercial real estate mortgage loan portfolio which totals $1,383,435.

While both percentage calculations are correct, we acknowledge that the use of two distinct denominators in these two similar calculations might be confusing to a user of the financial statements and will calculate such percentages using a consistent denominator.
Item 5.  Market for Registrant's Common Equity, page 24
2.	Please tell us and revise future filings to include the information required by Item 201 (e) of Regulation S-K.
It is our understanding that the performance graph is required to be included in the Company's annual report to shareholders, but not in the Form 10-K. This understanding is based on Instruction 7 to Item 201(e) which states that "The information required by paragraph (e) of this Item need not be provided in any filings other than an annual report to security holders required by Exchange Act Rule 14a-3 or Exchange Act Rule 14c-3 that precedes or accompanies a registrant's proxy or information statement relating to an annual meeting of security holders at which directors are to be elected (or special meeting or written consents in lieu of such meeting)." Accordingly, we provided the performance graph on page 108 of our 2013 annual report to shareholders filed March 18, 2014 (Document Control Number 14005924).
If we have misinterpreted Instruction 7 to Item 201(e), we appreciate the Staff advising us of such and we will include the information in future filings.
Item 13.  Certain Relationships and Related Transactions, page 58
Incorporated from the Definitive Proxy filed March 4, 2014

3.
 Please confirm that by "unrelated parties" in the representations included in the first paragraph you mean "others not related to" Pinnacle, as required by Instruction 4(c)(ii) to Item 404 of Regulation S-K.  Make appropriate revisions in future filings.

We confirm that "unrelated parties" means "other parties not related to the Company" and that the revised language will be included in future filings.

Item 8.  Financial Statements and Supplementary Data
Note 6. Loans and Allowance for Loan Losses, page 72
4.
 Please revise future filings to disclose both the balance of your allowance for loan losses and your recorded investment in financial receivables by impairment method (e.g. collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for each loan portfolio segment.  Refer to ASC 310-10-50-11B (g) and (h) and the example disclosure is ASC 310-10-55-7 for guidance.

In future filings, the changes in our allowance for loan losses table will be revised to mirror the disclosure example in ASC 310-10-55-7.  For example, in order to address the Staff's comments, the changes in the allowance for loan losses table for years 2012 and 2013 are expected to be displayed as indicated below in our 2014 Form 10-K.  We intend to adopt this presentation style with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 and for all future filings.
	Commercial real estate –mortgage	Consumer real estate – mortgage	Construction and land development	Commercial and industrial	Consumer and other	Unallocated	Total
2012
Allowance for Loan Losses
Balance at December 31, 2011	$23,397	$10,302	$12,040	$20,789	$1,125	$6,322	$73,975
Charge-offs	(4,667)	(6,731)	(2,530)	(4,612)	(1,117)	-	(19,657)
Recoveries	285	818	1,155	7,175	97	-	9,530
Provision	619	4,373	(1,501)	1,386	989	(297)	5,569
Balance at December 31, 2012	$19,634	$8,762	$9,164	$24,738	$1,094	$6,025	$69,417

Collectively evaluated for impairment	$16,642	$7,336	$8,953	$23,829	$1,055		$57,815
Individually evaluated for impairment	2,992	1,426	211	909	39		5,577
Loans acquired with deteriorated credit quality	-	-	-	-	-		-
Balance at December 31, 2012	$19,634	$8,762	$9,164	$24,738	$1,094	$6,025	$69,417

Loans:
Collectively evaluated for impairment	$1,148,641	$667,709	$308,972	$1,442,853	$93,712		$3,661,887
Individually evaluated for impairment	29,555	12,217	4,580	3,725	198		50,275
Acquired with deteriorated credit quality	-	-	-	-	-		-
Balance at December 31, 2012	$1,178,196	$679,926	$313,552	$1,446,578	$93,910		$3,712,162

2013
Allowance for Loan Losses
Balance at December 31, 2012	$19,634	$8,762	$9,164	$24,738	$1,094	$6,025	$69,417
Charge-offs	(4,123)	(2,250)	(1,351)	(8,159)	(1,369)		(17,252)
Recoveries	500	1,209	1,464	4,531	244		7,948
Provision	5,361	634	(2,042)	4,024	1,663	(1,783)	7,857
Ending balance at December 31, 2013	$21,372	$8,355	$7,235	$25,134	$1,632	$4,242	$67,970

Collectively evaluated for impairment	$19,298	$7,090	$7,186	$24,660	$1,521		$59,755
Individually evaluated for impairment	2,074	1,265	49	474	111		3,973
Loans acquired with deteriorated credit quality	-	-	-	-	-		-
Balance at December 31, 2013	$21,372	$8,355	$7,235	$25,134	$1,632	$4,242	$67,970

Loans:
Collectively evaluated for impairment	$1,360,965	$686,343	$315,008	$1,601,162	$143,186		$4,106,664
Individually evaluated for impairment	22,470	9,273	1,183	4,385	518		37,829
Acquired with deteriorated credit quality	-	-	-	-	-		-
Balance at December 31, 2013	$1,383,435	$695,616	$316,191	$1,605,547	$143,704		$4,144,493

In response to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any questions please do not hesitate to contact me at 615-744-3742 or harold.carpenter@pnfp.com or Dana Sanders at 615-743-6105 or dana.sanders@pnfp.com.
Very truly yours,

/s/ Harold R. Carpenter
Harold R. Carpenter
Chief Financial Officer

CC:   Bob Thompson, Bass, Berry & Sims
M. Terry Turner, Chief Executive Officer, Pinnacle Financial Partners, Inc.
Dana Sanders, Pinnacle Financial Partners, Inc.
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